Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Fiscal Year Ended August
(in thousands, except ratios)	2013 (53 weeks)	2012 (52 weeks)	2011 (52 weeks)	2010 (52 weeks)	2009 (52 weeks)

Earnings:
Income before income taxes	$1,587,683	$1,452,986	$1,324,246	$1,160,505	$1,033,746
Fixed charges	265,108	250,056	240,329	223,608	204,017
Less: Capitalized interest	(1,303)	(1,245)	(1,059)	(1,093)	(1,301)

Adjusted earnings	$1,851,488	$1,701,797	$1,563,516	$1,383,020	$1,236,462

Fixed charges:
Gross interest expense	$180,085	$170,481	$164,712	$156,135	$143,860
Amortization of debt expense	8,239	8,066	8,962	6,495	3,644
Interest portion of rent expense	76,784	71,509	66,655	60,978	56,513

Fixed charges	$265,108	$250,056	$240,329	$223,608	$204,017

Ratio of earnings to fixed charges	7.0	6.8	6.5	6.2	6.1